April 18, 2007

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549

Re:

Ambient Corporation

Form SB-2/A (Post-Effective Amendment No. 1 to Registration Statement on Form SB-2)

SEC File Number:  333-134872

Form A-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ambient Corporation, a Delaware corporation (the “Company”), hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to its Registration Statement on Form SB-2/A (File No. 333-134872) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2007.

The Post-Effective Amendment was incorrectly tagged as an amendment to a filing on SB-2/A.  Accordingly, the Company is requesting that the Post-Effective Amendment be withdrawn and is re-filing the Post-Effective Amendment with the correct EDGAR tag.

The Company confirms that no securities have been sold pursuant to the Post-Effective Amendment.

Please contact our legal counsel, Jonathan Freedman, should you have further questions regarding our request for withdrawal. Mr. Freedman may be reached at 212-202-0783.  Thank you for your assistance in this matter.

Very truly yours,

AMBIENT CORPORATION

By:   /s/ John J. Joyce

Name:  John J. Joyce

Title:  Chief Executive Officer